On October 11, 2001, a special meeting of the shareholders of the Fund was held. The following is a summary of the proposal presented and the total number of shares voted:

Proposal:
1. To elect the following Directors:
	Votes in		Votes
Favor of	Against
John D. Barrett II	2,056,171	105
Barton M. Biggs	2,056,171	105
Thomas P. Gerrity	2,056,171	105
Gerard E. Jones	2,056,171	105
Joseph J. Kearns	2,056,171	105
Vincent R. McLean	2,056,171	105
C. Oscar Morong, Jr.	2,056,171	105
William G. Morton, Jr.	2,056,171	105
Michael Nugent	2,056,171	105
Fergus Reid	2,056,171	105
Ronald E. Robison	2,056,171	105